Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

October 16, 2023

Via Edgar Correspondence

Becky Chow, Stephen Krikorian, Marion Graham, Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Leishen Energy Holding Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 24, 2023 CIK No. 0001985139

Dear Madam, Sirs,

This letter is in response to the letter dated September 21, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Leishen Energy Holding Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement submitted on August 24, 2023 Cover Page

1.	We note from your disclosure on the cover page that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your registration statement. Please revise to remove the exclusion of Hong Kong and Macau from such definition.

Response: Please refer to the revised section titled “Other Pertinent Information” for the revised definition.

2.	Please disclose on the cover page that Hongliang Li, your Chief Executive Officer and Director, through his holding company Polar Energy Company Limited controls a majority of the voting power of your outstanding ordinary shares. Please also include a risk factor that Mr. Li will be able to influence your management and affairs and all matters requiring shareholder approval.

Response: Please refer to the revised cover page and the additional risk factor titled “Our chief executive officer and director, Hongliang Li, through his holding company Polar Energy Company Limited controls a majority of the voting power of our outstanding Ordinary Shares and will be able to influence our management and affairs and all matters requiring shareholder approval.”

Prospectus Summary, page 4

3.	We note your disclosure that the “following diagram illustrates our corporate structure and shareholders of each corporate entity listed herein immediately after completion of the offering;” however, the diagram is not included here. Please revise.

Response: Please refer to the revised diagram in the section “Prospectus Summary.”

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4.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to the revised disclosure under the header “Prospectus Summary—Risk Factors” and the new risk factors titled “The Chinese government has significant oversight and influence over the conduct of our business and may intervene or influence our operations at any time, which result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” and “Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.”

Implications of being an emerging growth company, page 7

5.	We note you identify yourself as an emerging growth company, and you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In this regard, please describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Response: Please refer to the revised disclosure under the header “Implications of Being An Emerging Growth Company” and the revised risk factor “Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.”

Market and Industry Data, page 8

6.	Please disclose the data of the commissioned report published by Frost & Sullivan from which you include statistical data and estimates.

Response: Please refer to the revised prospectus at page 8.

Risk Factors, page 16

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to the added risk factors, titled “The Chinese government has significant authority to exert influence on the conduct of our business and may intervene or influence our operations at any time, which result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

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Failure to comply with PRC property-related laws. . ., page 33

8.	Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties and any major encumbrances thereon, including a description of the size and uses of the property; productive capacity and extent of utilization of the company’s facilities; how the assets are held; the products produced; and the location. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties. With regard to any material plans to construct, expand or improve facilities, describe the nature of and reason for the plan, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity, the estimated dates of start and completion of the activity, and the increase of production capacity anticipated after completion.

Response: Please refer to the revised disclosure under the headers “Risk Factors—Failure to comply with PRC property-related laws and regulations regarding certain of our leased properties may adversely affect our business, financial condition and results of operations.” and “Business—Properties.”

Further, as of the date of this correspondence, the Company does not have any definite material plans to construct, expand or improve its facilities.

Management’s discussion and analysis of financial condition and results of operations, page 46

9.	Please disclose whether you utilize any key metrics or financial measures to evaluate your business, measure your performance, identify trends affecting your business, establish budgets, measure the effectiveness of investments in your technology and development and sales and marketing, and assess your operational efficiencies. Refer to Item 5 Operating and Finance Review and Prospects to Form 20-F.

Response: Please refer to the revised disclosure at page 51 under the header “Key Metrics of Our Business.”

Factors Affecting Our Results of Operations, page 48

10.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: Please refer to the revised disclosure at page 50 under the header “Global Supply Chain Disruptions.”

Revenues, page 51

11.	We note your disclosure that the increase in revenue from digitalization and integration equipment sales “was contributed to continuously increased requirement to our digitalization and integration equipment” and the increase in revenue from oil and gas engineering technical services “was contributed to continuously increased requirement to our compressor booster service.” Please revise to disclose the material factors underlying the changes in revenue.

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Response: Please refer to the revised disclosure of material factors underlying the changes in revenue at page 53. Both digitalization and integration equipment sales and oil and gas engineering technical services are related to the oil and gas industry. Due to the effect of COVID-19 in previous years, customers in the oil and gas industry slowed down their procurement plans. With the COVID-19 pandemic generally considered under control, these customers resumed their procurement plans gradually. Hence, the digitalization and integration equipment sales and oil and gas engineering technical services revenue increased.

Liquidity and Capital Resources, page 54

12.	Please clearly disclose the minimum funding required remaining in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item 5B. Liquidity and Capital Resources to Form 20-F.

Response: Please refer to the revised disclosure at page 56.

13.	Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 5B(1) to (3) Liquidity and capital resources. In addition, please revise references to cash used in an activity to show that such amounts have a negative impact on your cash flows (e.g., mark in parenthesis).

Response: Please refer to the revised discussion and analysis of cash flows at page 57.

Competitive Landscape of Oilfield Services Market in China, page 77

14.	Please revise to define or explain briefly “assemblers in the market” and why they are excluded from the market information.

Response: The participants in the natural gas compressor industry include compressor manufacturers, assemblers, and service providers. The assemblers engage in the assembly of compressors by procuring parts from compressor manufacturers. Due to a lack of expertise in producing, designing, and maintaining compressors, assemblers cannot offer engineering technical support services. In general, oil and gas resource developers prefer those natural gas compressor manufacturers who are capable of offering both production and services. Consequently, the top ten oilfield service providers by the sales revenue of natural gas compressors merely include the companies that provide both manufacturing and engineering services for natural gas compressors. Please refer to the revised disclosure at page 79.

Business, page 87

15.	We note your disclosure on page 87 that you serve a large customer base throughout PRC, Saudi Arabia, Kazakhstan and Indonesia. To the extent material, please disclose the percentage of revenue that you generate from each country for all periods presented. Refer to Item 4.B.2. of Form 20-F.

Response: The Company has not recognized revenue from its customers in Saudi Arabia, Kazakhstan and Indonesia for the fiscal years ended September 30, 2021 and 2022. The Company has however entered into agreements with customers from Saudi Arabia, Kazakhstan and Indonesia and expects to recognize revenue from these regions in 2023 and 2024. Please refer to the revised disclosure at page 89.

16.	Please expand your disclosure in this section to describe the relationship you have with your manufacturing partners, including where they are based, manufacturing capacities, company oversight, and any existing long-term manufacturing contracts which you are substantially dependent upon. Additionally, disclose the extent to which you manufacture your own products.

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Response: During the fiscal years ended September 30, 2021 and 2022, the Company engaged Sichuan Taibo Fluid Technology Co., Ltd., in which the Company had an equity interest of 40%, to manufacture all of its products. From April 2023 onwards, the Company leased two manufacturing facilities from Sichuan Taibo Fluid Technology Co., Ltd., from which point all of the Company’s products are manufactured through its Group entities at such two manufacturing facilities. Please refer to the revised disclosure at pages 89 and 120.

Our Customers, page 110

17.	We note that for the year ended September 30, 2022, your four largest customers accounted for 61% of your total revenue. Please disclose the terms of any material agreements with these customers, including the identity of the customer, the term of the agreements and any termination provisions. In addition, please add a risk factor regarding your reliance on these customers and any uncertainties regarding your relationship with them.

Response: Please refer to the additional risk factor “We are reliant on a small number of customers who contribute a majority of our revenue and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.” Please also refer to the revised disclosures at “Business—Our Customers.”

18.	On page 102, your disclosure provides that the “integrated pre-splitting device has been successfully implemented in various of Customer Group B’s Northwest Oilfield projects, including the Shunbei No. 5 Combined Station and Shunbei No. 1 Treatment Station Sewage System Expansion Project;” however, on page 110, the Northwest Oilfield projects are attributed to Customer Group A. Please reconcile.

Response: Please refer to the revised disclosure at page 104.

Related Party Transactions, page 139

19.	We note that you have loans due from Li Hongliang, Chief Executive Officer and director of the company, as of September 30, 2022. Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

Response: The Company respectfully submits that such loan was made by the Group to Hongliang Li for personal expenses. Such loan has been repaid to the Group as of December 28, 2022. Please refer to the revised disclosure at page 141.

Notes to Consolidated Financial Statements

Revenue recognition, page F-14

20.	Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues. We note that your Results of Operations section in MD&A discusses the percentage change in revenue for each revenue source. Please advise or revise to include disclosure of your revenue disaggregation in your financial statements footnote.

Response: In accordance with ASC 606-55-89, we disaggregated our revenue depending on the facts and circumstances that pertain to the Company’s contracts with customers. In accordance with ASC 606-55-90, when the Company selected the type of category to use to disaggregate revenue, we also considered the information that can be reviewed by the chief operating decision maker for evaluating the financial performance of operating segments. Above all, combined with the examples listed in ASC 606-55-91, the Company selected the type of good or service as our presentation of disaggregated revenue. Please refer to the revised disclosure at page 60.

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Income taxes, page F-29

21.	Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.

Response: Please refer to the revised disclosure on page F-30.

Parent company information (unaudited), page F-33

22.	Please confirm that your parent only financial statements will be audited. Please refer to Rule 5-04(c) of Regulation S-X.

Response: We confirm that Note 22 on our parent-only financial statements has been audited, and we have updated Note 22 on F-33 accordingly.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Pacific Century Securities, LLC (the “Representative”) and the Company undertake to provide to the Staff all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Representative and the Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. or David Manno, Esq. of Sichenzia Ross Ference Carmel LLP at hlou@srfc.law or dmanno@srfc.law.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director

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